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                             June 2, 2023

       Michael Henderson, M.D.
       Chief Executive Officer
       Apogee Therapeutics, LLC
       221 Crescent St., Building 17, Suite 102b
       Waltham, MA 02453

                                                        Re: Apogee
Therapeutics, LLC
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted April 28,
2023
                                                            CIK No. 0001974640

       Dear Michael Henderson:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 Submitted April 28, 2023

       Cover Page

   1. Revise you cover page to clearly disclose whether your offering is contingent on final approval of your Nasdaq
listing. Please ensure the disclosure is consistent with your underwriting agreement
and disclosure elsewhere in the registration statement.
       Summary, page 1

   2. Please revise your summary to limit the discussion to an overview of the key aspects of your offering,
including a brief identification of your material product candidates, the indication(s) and the
current stage of development. Move the discussion of the pre-
                                                        clinical trials and
competing products and competing product candidates to the Business
 Michael Henderson, M.D.
FirstName  LastNameMichael
Apogee Therapeutics, LLC Henderson, M.D.
Comapany
June 2, 2023NameApogee Therapeutics, LLC
June 2,
Page 2 2023 Page 2
FirstName LastName
         section where the information can be put in proper context. Please see
Item 503 of
         Regulation S-K.
Overview, page 1

3. Delete the discussions of DUPIXENT, ADBRY, Lebrikizumab, Amlitelimab and
         rocatinlimab clinical trial results here and throughout your registration statement. It appears that the FDA and/or equivalent foreign regulator(s) are requiring you to conduct clinical trials for your product candidates. Therefore, it is not appropriate for you to include these results which may imply that your candidates may experience similar results with respect to safety and/or efficacy.
4. We note you intend to indicate when you anticipate initiating a Phase 1 clinical trial of
         APG777 and APG808. Please revise to indicate whether you have filed an IND for each candidate. If you have not, indicate when you plan to file them.
5. Please delete your statement anticipating when you expect to initiate your Phase 2 trials.
         Given that you have not initiated your Phase 1 trials, the statements are speculative.
6. Please clarify that while your candidates may target monoclonal antibodies in the same manner as some products that have already received FDA approval and others that are further along in the regulatory approval process, you cannot conclude that your clinical trial results will be the similar to the products and product candidates that target the same monoclonal antibodies with respect to safety and/or efficacy. Revise your Business section to describe the preclinical trials you conducted, including your head to head trials.
         Your preclinical trial discussion should include an objective description of your trial observations, while avoiding drawing conclusions relating to safety and efficacy.
Our Approach, page 2

7. We note your disclosure on page 2 that your antibody engineering programs are designed to generate assets with potentially best-in-class profiles. The term "best-in-class" suggests that your product candidates are effective and likely to be approved. Given the early stages of development for each of your candidates, the term appears speculative. Please revise to delete these references here and throughout your registration statement.
Our Pipeline, page 3

8. Please revise your table to combine the Lead Optimization and IND-Enabling columns into one column representing the preclinical trial development phase.
9. Please limit the items included in your pipeline table to those that are currently material to you and your operations. We note the lack of disclosure related to APG777 Additional
         I&I indication, APG990 and APG222. Please delete these items from your table.
         Alternatively, identify the additional I&I indication related to APG777 and expand your disclosures related to these programs throughout your registration statement to provide more information.
 Michael Henderson, M.D.
FirstName  LastNameMichael
Apogee Therapeutics, LLC Henderson, M.D.
Comapany
June 2, 2023NameApogee Therapeutics, LLC
June 2,
Page 3 2023 Page 3
FirstName LastName
Biologics have Transformed Treatment of I&I Diseases, page 5

10. You may disclose the market for products to treat indications you are developing product candidates to treat and the market for products you intend to compete with, but please delete the statements related to the aggregate market for I&I product revenues and revenues for products that your candidates are not currently being developed to compete with. The discussion of the market is too broad to be meaningful to investors. Make similar revisions to the Business section.
AD Background and Current Treatment Limitations, page 6

11. Please disclose the basis for your statement that 20% of patients discontinue treatment with DUPIXENT within six months of starting therapy.
Our Strategy, page 7

12.      Your discussion indicating that you are leveraging
"clinically-validated mechanisms"
         appears to indicate that your candidates have already been proven effective. Based on your current disclosure, that you are planning to conduct clinical trials, we believe your use of this terminology is not appropriate. Please revise your discussion accordingly.
Our Team, Investors and Paragon Collaborators, page 7

13. Please revise to identify Paragon Therapeutics as a related party. Implications of Being an Emerging Growth Company and a Smaller Reporting Company, page 9

14. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
We rely on collaborations and licensing arrangements with third parties..., page 24

15. Please revise your discussion to clarify that Paragon is a related party, which owns more than 5% of your capital stock and is controlled by Fairmont Funds Management LLC, which owns more than 5% of your capital stock and has two seats on your Board of
         Directors.
Business, page 72

16. Please delete the statement on page 72 indicating "our two most advanced programs,
         APG777 and APG808, bind to the same epitopes, or binding sites,...as lebrikizumab and
         DUPIXENT, respectively, and are thereby expected to retain their clinical outcomes."
         This must be proven in your clinical trials, your statement about your expectations is not appropriate.
 Michael Henderson, M.D.
Apogee Therapeutics, LLC
June 2, 2023
Page 4
Our Pipeline , page 75

17. According to your pipeline table APG777, APG990 and APG222 are all being developed to treat contact dermatitis. Please discuss your strategy of developing products that it appears will compete with each other and consider including a risk factor discussing the the possibility that your products will compete with each other. Exclusive Forum Selection Clause, page 156

18. Please revise your disclosure regarding your exclusive forum provision to note that the provision may result in increased costs to bring a claim, which may further limit investors'
      ability to bring a claim.
Financial Statements
Note 10- Equity-Based Compensation, page F-19

19. We note your disclosure stating that the fair value of each incentive unit grant is estimated
      on the grant using either an option pricing method (   OPM   ), or a
hybrid method, both of
      which used market approaches to estimate your enterprise value. Please expand your disclosure to include the significant assumptions used to estimate the fair value of your unit-based compensation awards according to ASC 718-10-50-2(f)2.
       You may contact Tracie Mariner at 202-551-3744 or Daniel Gordon at 202-551-3486 if
you have questions regarding comments on the financial statements and related matters. Please contact Arzhang Navai at 202-551-4676 or Suzanne Hayes at 202-551-3675 with any other questions.



                                                            Sincerely,
FirstName LastNameMichael Henderson, M.D.
                                                            Division of
Corporation Finance
Comapany NameApogee Therapeutics, LLC
                                                            Office of Life
Sciences
June 2, 2023 Page 4
cc:       Melanie Neary
FirstName LastName